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                               January 11, 2021

       Neil Jacobson
       Chief Executive Officer
       Music Acquisition Corporation
       9000 W. Sunset Blvd #1500
       Hollywood, CA 90069

                                                        Re: Music Acquisition
Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Filed December 15,
2020
                                                            CIK No. 1835236

       Dear Mr. Jacobson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed December 15, 2020

       Prospectus Cover Page, page i

   1. Please revise your prospectus cover page to limit the cover page to a single page.
       Provisions in our amended and restated certificate of incorporation, page 55

   2. We note the disclosure of the exclusive forum provision in your amended and restated
                                                        certificate of
incorporation. Please disclose whether this provision applies to actions arising under the
Securities Act. If the provision applies to Securities Act claims, please also state that
investors cannot waive compliance with federal securities laws and the rules and regulations
thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent
jurisdiction for federal and state courts over all suits brought to enforce
 Neil Jacobson
Music Acquisition Corporation
January 11, 2021
Page 2
         any duty or liability created by the Securities Act or the rules and regulations thereunder.
         If this provision does not apply to actions arising under the Securities Act or Exchange
         Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Report of Independent Registered Public Accounting Firm, page F-2

3. Please have your auditors revise the second sentence of their opinion to state, if true, that the date of inception for your company is October 14, 2020.
        You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.



FirstName LastNameNeil Jacobson                                 Sincerely,
Comapany NameMusic Acquisition Corporation
                                                                Division of
Corporation Finance
January 11, 2021 Page 2                                         Office of
Manufacturing
FirstName LastName